No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF September 2003

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On September 1, 2003, Honda Motor Co., Ltd. announced the release of a new snowblower, the HSS1170i, featuring original Honda hybrid technology that combines a gasoline engine for powering the snowblower apparatus and charging the battery, with electric motors for forward propulsion. (Ref. #P03-005)

Exhibit 2:

On September 4, 2003, Honda Motor Co., Ltd. announced a full model change for its Life minicar featuring a new crash compatibility body frame designed to provide greater safety in collisions even between vehicles of differing size and weight. (Ref. #A03-043)

Exhibit 3:

On September 4, 2003, Honda Motor Co., Ltd. announced development of a crash compatibility body frame structure that provides greater safety in collisions between vehicles of differing size and weight. (Ref. #A03-044)

Exhibit 4:

On September 10, 2003, Honda Europe Motorcycle announced its 2004 motorcycle models for the European market. (Ref. #C03-059)

Exhibit 5:

On September 12, 2003, Honda Motor Co., Ltd. announced the release of a new scooter, the Spacy 100, a fully equipped, highly reliable 4-stroke, 100cc model that is easy to ride and provides outstanding transportation convenience. (Ref. #M03-034)

Exhibit 6:

On September 16, 2003 Guangzhou Honda Automobile Co., Ltd., Honda’s automobile production and sales joint venture in China, held a line-off ceremony to launch production of an all-new small car, the Fit Saloon, for the Chinese market. (Ref. #C03-060)

Exhibit 7:

On September 17, 2003 Honda Foundation decided to confer the Honda Prize for the year 2003 on Dr. Ken-ichi Mori, Ph.D., Adviser to the Board of Toshiba Tec Corporation, Japan.

Exhibit 8:

On September 25, 2003 P.T. Honda Precision Parts Manufacturing, Honda’s parts production subsidiary in Indonesia, held an inauguration ceremony at its new plant, marking the start of production of automatic transmissions and engine valves for automobiles. (Ref. #C03-066)

Exhibit 9:

On September 25, 2003 Honda Motor Co., Ltd. announced that overseas production increased 1.9% in August over the corresponding month in 2002, the 32nd consecutive month of growth in that category. (Ref. #C03-067)

Exhibit 10:

English translation of Notice concerning the date for determination of stockholders entitled to receive interim dividend.

Exhibit 11:

First Quarter Report of the three months ended June 30, 2003 (which was mailed to ADR shareholders in September 2003)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: October 10, 2003

ref. #P03-005

Honda Releases the New HSS1170i Hybrid Snowblower

September 1, 2003—Honda Motor Co., Ltd. announced today the release of a new snowblower, the HSS1170i, featuring original Honda hybrid technology that combines a gasoline engine for powering the snowblower apparatus and charging the battery, with electric motors for forward propulsion. The model goes on sale November 1 at Honda power equipment dealers throughout Japan. The Holiday HSS1170iH, based on the HSS1170i, will be released November 1 at designated home centers.

Replacing the conventional gasoline engine with electric drive motors allows for computerization of the HSS1170i drive system. This results in smoother forward propulsion and optimum automatic speed control based on work load. Furthermore, the two independent drive motors make even complicated turning maneuvers easier, allowing everyone to handle difficult snowblowing operations like an experienced operator.

With two height settings, the handle can be adjusted to the height of the operator, ensuring a consistent operating posture. Also, the force needed to operate the drive clutch has been reduced to one-third that of previous models, significantly reducing operator fatigue. The fully-covered engine and large muffler make it reasonable to operate a snowblower early in the morning or in the city. What’s more, the new model is also much easier to operate and maintain. Its self-diagnostic function notifies the operator of any problems during startup or operation and the close-at-hand control panel with snowblowing clutch button and rotation button enhance operability.

The HSS1170i is equipped with a Honda e-SPEC engine, an environment-friendly vertical powerplant that surpasses US Environmental Protection Agency (EPA) Phase II regulations—the most stringent in the world. Also, the two-axis balancer minimizes vibration and the electromagnetic clutch and direct transmission eliminate maintenance of the drive assembly.

Honda released the world’s first hybrid snowblower—the HS1390i—in November 2001, followed by the HS1180i and the HS980i in 2002. With the addition of the new model, Honda now offers a four-model hybrid snowblower lineup.

                                               HSS1170i

●	Annual domestic sales target: 2,000 units

●	Manufacturer’s suggested retail price (excluding consumption tax):

HSS1170i (Honda dealer)	¥498,000
HSS1170iH (Holiday)	¥498,000

●	Main features of the HSS1170i

m	Easy operation
•	A hybrid configuration that combines a gasoline engine for powering the auger and charging the battery with electric motors for forward propulsion allows computerized, automatic speed control based on work load, eliminating the need for bothersome speed control.
•	Computerized control of the twin drive motors independently installed on the right and left ensures smooth, easy turning. Nimble turning at low speed enhances operation.
•	Electronic low-load controls are employed to reduce the force required to operate the drive clutch lever to one-third that of previous models. Rotation can be done with a button, simplifying operation.
•	With two height adjustments, the handle can be set to a height appropriate for the operator.
•	Adjustment of the snowblower apparatus height is infinitely variable. The gas-assisted system reduces handle lift load.
•	The easy-to-understand control panel is simple to operate on the fly.
•	A 25W service light (standard equipment) makes the snowblower much easier to operate at night or early in the morning.

m	Snowblower performance
•	The crawler tred and extended ground contact of the crawler allows for steady forward propulsion even in deep or hard-packed snow. The pulling power is 1.3 times that of previous models (in-house comparison).
•	The optimized weight distribution in the snowblower apparatus and the new auger shape significantly improve operability in deep or hard-packed snow.

m	Maintenance
•	The vertical engine, electromagnetic clutch and directly-connected transmission eliminate maintenance of the drive assembly.
•	The self-diagnostic function automatically determines any problems during startup or operation.
•	The large resin cover is simple to take off and put back on, making engine and battery maintenance easier. The battery is the same as those used in mini cars, reducing replacement cost.

m	Safety
•	The low-load, electronically-controlled lever automatically stops the snowblower when it is released during operation.
•	The battery operation mode allows the machine to be propelled without turning on the engine.

m	Quiet operation
•	The large muffler and fully-covered engine make it reasonable to operate a snowblower early in the morning or in the city. (The noise level is half of those of previous models.)

m	Environmental performance
•	The new model is equipped with a Honda e-SPEC engine, which surpasses US Environmental Protection Agency (EPA) Phase II regulations—the most stringent in the world.

●	Customer inquiries

Power Products Division, Japan Marketing Division Head Office

Honda Motor Co., Ltd.

3-15-1 Senzui, Asaka-shi, Saitama-ken, Japan 351-0024

TEL: +81-48-468-9010     FAX: +81-48-468-9015

Promotional information for the HSS1170i is available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended solely for the use of journalists.)

●	Specifications

Model	HSS1170i

L × W × H (mm)	1,500 × 725 × 1,155

Outfitted weight (kg)	163

<Engine>

Engine model	GXV390

Engine type	Air-cooled 4-stroke OHV

Maximum output [kW(PS)/rpm]	9.7 (13) / 3,600

Displacement (cm3)	389

Fuel type	Automotive-grade unleaded gasoline

Starter	Self starter

Fuel tank capacity (L)	6.5

<Snowblower apparatus>

Clearing mechanism	2-stage

Clearing width (mm)	710

Clearing height (mm)	510

Maximum clearing capacity (ton/h)	60

Maximum discharge distance (m)	17

Chute turning radius/vertical adjustment	Turning: 210°/ Vertical: 97°

Auger clutch type	Electromagnetic clutch brake

Service light	12V — 25W

<Drive apparatus>

Drive type	Dual independent electric brushless motor drive

Turning	Independent divination deceleration system (with rotation speed reduction system)

Crawler	High-traction crawler

<Controls>

Auger height adjustment	Gas-assisted auger height adjustment

Shooter control	Electronic full remote

Drive clutch	Electric low-load lever

Snowblowing clutch	Electronic button

Transmission speeds	Dual electric motors, infinitely variable

<Battery>

Battery type	34B17L (one)

ref. #A03-043

Full Model Change for the Honda Life

September 4, 2003—Honda Motor Co., Ltd announced a full model change for its Life minicar featuring a new crash compatibility body frame designed to provide greater safety in collisions even between vehicles of differing size and weight. The Life is equipped with the new ultra-low emissions certificated i-DSI engine, and a tilt-up sliding front passenger seat*1. The styling is unique, and twelve attractive colors are available. The new Life will be available for sale nationwide through Honda’s Primo dealer network starting September 5th, and the turbocharged engine-equipped model will be available starting October 6th.

The design objectives driving the development of the third-generation Life minicar was to focus more than ever on making technology serve people, enhancing safety, environmental performance, comfort, ease-of-use and styling.

•	The Life’s new crash compatibility body uses the engine compartment to efficiently disperse and absorb collision energy during a vehicle-to-vehicle collision, thus significantly improving self protection while also reducing aggressivity toward other vehicles.
•	The newly developed 660cc inline 3-cylinder i-DSI engine and i-DSI turbocharged engine are combined with a 4-speed automatic transmission to provide superior performance at low to medium speeds, while offering a top-of-its-class*[2] fuel economy of 19.8 km/liter*[3]. The environment-friendly Life is also the first mass-produced turbocharged vehicle to be recognized as Ultra Low Emission Vehicle (ULEV) certification from Japan’s Ministry of Land, Infrastructure and Transport.
•	Variable seating and luggage space configurations enable occupants to easily rearrange the interior space for a variety of uses.
•	Twelve attractive body color choices are available for all models
•	The suspension has been redesigned for enhanced stability and comfort.
•	Body and engine noise and vibration suppression is top-of-class level.

*[1]	Offered on the F-type
*[2]	Automatic-transmission minicars
*[3]	In 10-15 mode; Ministry of Land, Infrastructure and Transport test values; i-DSI engine front-engine/front-wheel drive.

Life F-model (FF)	Life D-model (Turbo/FF)

●	Domestic sales target: 15,000 units/month

●	Manufacturers’ Suggested Retail Price (excluding consumption tax) Units: thousand yen

: Model appearing in photographs

Model	Engine	Transmission	Price

D	660cc 3-cylinder i-DSI	4-speed automatic transmission (Prosmatec)	1,170
D Turbo	660cc 3-cylinder i-DSI Turbo		1,280
F	660cc 3-cylinder i-DSI		1,050
F Turbo	660cc 3-cylinder i-DSI Turbo		1,160
C	660cc 3-cylinder i-DSI		950
C Turbo	660cc 3-cylinder i-DSI Turbo		1,065

*	The price of a 4WD model is 120,000 yen higher.

m	Exterior Colors (12 available colors, including four new colors)

New colors: Matcha Crème, Vanilla Crème, Caramel Crème, Flame Red

Existing colors: Brilliant White Pearl*, Ice Blue Metallic, Iris Red Pearl, Nighthawk Black Pearl, Storm Silver Metallic, Satin Silver Metallic, Grey Silver Metallic, Taffeta White

*	Brilliant White Pearl available for an additional 20,000 yen

m	Principal Factory Options

Price

• Honda smart card key system (with immobilizer function). Available on D and F models. (Packaged on the D model with a fully automatic air conditioner.)	+37,000 yen

• Fully automatic air conditioner (with air cleaning filter). Available on D and F models. (Packaged on the D model with the Honda smart card key system.)	+30,000 yen

• MD/CD player with AM/FM tuner. Available on the D model.	+30,000 yen

• HID (high-intensity discharge) headlights (high/low beam). Available on the D model.	+50,000 yen

• Bitter-brown interior. Available on the D model.	+20,000 yen

• Without audio system. D and F models. C model	–20,000 yen –10,000 yen

♦	Principle Features of the Honda Life

<Safety Performance>

•	The Life’s newly developed body is designed to address crash compatibility issues by using the engine compartment to efficiently absorb and disperse the energy of impact in vehicle-to-vehicle collisions, thus enhancing self-protection for vehicle occupants, while at the same time reducing aggressivity.
•	The use of a lower member prevents misalignment with the other vehicle’s shock absorbing members in a collision while at the same time absorbing and dispersing the energy of impact. The main frame and upper frame are also structured for efficient energy absorption, enabling the engine compartment to absorb energy efficiently, thereby significantly reducing the load on the passenger compartment.

•	A structure that absorbs shock to the head and leg areas helps reduce injury to pedestrians.
•	In addition to equipping the shoulder harness of the driver’s seatbelt with a pretensioner, the driver’s hip belt has also been outfitted with a pretensioner. The restraint system is designed to reducing occupant injury through the use of a two-stage load limiter and precise control of body restraint.
•	The roof and pillars of the passenger compartment interior are designed to protect against shock to the head.
•	The driver’s and front-passenger seats are both equipped with SRS airbags.
•	The right and left rear seats are equipped with ISO FIX fixed child safety seat bars.
•	All models equipped with ABS (Anti-lock Brake System) with EBD (Electronic Brake Distribution) and brake assist.

<Design>

●	Exterior Design

•	Combining the latest technology and functionality with fun styling, the proprietary design captures the fun in functionality.
•	The front view of the vehicle is designed to convey a sense of security by displaying the lower member of the crash compatibility body, which runs vertically between the bottom edge of the bumper and the front pillar.
•	The side view features a roofline that describes a dynamic arc, imparting a lively sense of motion, an impressive ‘roomy package’ with the longest wheelbase available in a minicar(passenger car), and a protruding tire form with fenders flared toward the front and back.
•	Enlarged multi-reflector headlights extend from the body in a three-dimensional design that provides a brighter, wider area of illumination.
•	The large, rearcombination-lights are designed to enhance both visibility and aerodynamic performance.
•	The multi-angle outer door handles are rounded to be easily pulled from any angle.

●	Interior Design

•	The interior design aims to convey the pleasure and comfort of advanced technology, and provides a bright, cozy space that offers ample functionality, ease of use, and the convenience of the latest technologies.
•	A two-tone beige and gray color scheme coordinates interior features like the instrument panel and seats to fit into the same color palette, conveying an image of brightness and quality.
•	A multi-information display*4 uses text and pictures to convey information in an easy-to-understand format. Meant to manage communication with the driver, it provides a broad range of vehicle data, including various warnings, fuel consumption levels, a tachometer, a trip meter, and notification when the vehicle is due for inspection. It also displays birthdays and other calendar-related information.
•	The rounded inner door handles are easy to grasp and offer a firm finger hold, providing operability in an attractive design that matches the multi-angle exterior door handles.

*[4]	Available on the D, F, and C (turbocharged) models.

●	Colors

•	Available in 12 chic, basic, sporty, and fun exterior colors.
•	A session with a creative designer from another field gave rise to a color collection that includes the three exterior colors Matcha Crème, Vanilla Crème, and Caramel Crème, and the interior color Bitter Brown.

<Packaging>

•	The ‘roomy package’ concept seeks not simply to expand interior spaciousness, but also to provide user-friendly, attractive packaging that is comfortable and pleasurable.
•	Achieves an additional 30 mm*5 of interior height by lowering the vehicle floor while minimizing overall vehicle height to ensure driving stability, reduce air resistance, and improve fuel economy.
•	The development of a new compact engine reduced in length from front to back and the use of a crash compatibility body enhances crash safety performance while reducing the vehicle nose length by 95 mm*5. This allows for the longest wheel base available for a minicar (passenger car), enabling superior driving stability and an interior space that feels roomy despite a low overall vehicle height.
•	Enables comfortable driving positions by making the steering column cover more compact and adjusting the angle of the steering wheel and the position of the accelerator pedal, as well as through the use of adjustable seat positions that accommodate drivers of varying physiques.

*[5]	Honda in-house measurements.

<Utility>

•	The F model features a front-passenger seat with a tip-up slide mechanism developed to enable the care of children seated in rear child seats without exiting the vehicle. Tipping up and sliding the front-passenger seat permits rear, aft, and sideway walk-through. The D model is equipped with front bench seating, and the C model with separate front seats.
•	Varied seating positions can be configured through simple operation to serve a variety of uses.
•	Features a variety of interior utility spaces to meet a range of needs, including an upper storage compartment for the driver’s seat and a two-level instrument panel tray designed to provide easy access to items normally used in a vehicle.
•	The three-stage door makes it easy to get in and out and to load and unload the vehicle. Since larger cargo is often loaded from the back, the rear door opening angle is a wide 79 degrees.
•	The Honda smart card key system*[6] enables users to lock and unlock the doors and tail gate, and to operate the ignition with an ultra-thin portable card. The system also includes an immobilizer effective in helping to prevent vehicle theft.

*[6]	Factory option on the D and F models. Packaged on the D model with a fully automatic air conditioner.

<Engine and Transmission>

●	Newly Developed 660cc 3-Cylinder i-DSI Engine and i-DSI Turbocharged Engines

•	With a short stroke that ensures low friction even at high motor speeds, the new Life’s highly fuel-efficient i-DSI engine is ideal for driving around town as well as medium and high-speed driving. Each cylinder is provided with two spark plugs, and uses staggered firing to produce rapid combustion. This enables the engine to attain a higher compression ratio, which provides superior anti-knock performance despite the short stroke, thus achieving both a low fuel consumption rate of 19.8 km/liter*7 (i-DSI engine in a front-engine, front-wheel drive vehicle) and a high engine output.
•	Honda has newly developed an i-DSI engine with a turbocharger. The high combustion efficiency of the i-DSI reduces knocking, which tends to occur in turbocharged engines. The engine combines ample power with low fuel consumption and clean environmental performance – even at high speeds – and is the first mass-produced turbocharged vehicle to be ULEV certified by the Ministry of Land, Infrastructure and Transport.

*[7]	10-15 mode; Ministry of Land, Infrastructure and Transport test values.

●	Newly-Developed, Electronically-Controlled 4-Speed Automatic Transmission (Prosmatec Transmission with Lockup Mechanism)

•	The new transmission features an active lockup mechanism that engages even at low speeds, and achieves top-of-its-class fuel economy through precision control that is tuned to the vehicle’s driving conditions and throttle opening.
•	This is the first time Honda has incorporated its proprietary direct control system used in Accords and other models in a minicar. Linear solenoids provide precision control of the clutch pressure, ensuring a smoother gear shift feel. The Prosmatec (PROgressive, Shift schedule MAnagement TEChnology) transmission provides a smooth ride when ascending or descending hills. The system evaluates driving conditions based on the throttle opening and acceleration, and optimally controls the timing of gear shifts.
•	The Prosmatec (PROgressive, Shift schedule MAnagement TEChnology) transmission provides a smooth ride when ascending or descending hills. The system evaluates driving conditions based on the throttle opening and acceleration, and optimally controls the timing of gear shifts.

<Chassis>

•	The chassis imparts a smooth and pleasant ride with both superior handling and stability even at high speeds. The front end employs a MacPherson strut suspension with a highly rigid lower arm, and the rear end uses a compact H-beam suspension, yielding superior ride comfort.
•	Vibration damping and noise reduction technologies make use of the newly-developed engine and the new frame body. The rigidity of the lower block structure, the cylinder block, and the crankshaft reduce the vibration of the engine itself, as well as radiated noise. Using a lightweight vibration damping material to achieve thorough noise reduction processing and vibration damping produces a ride quieter than other vehicles in its class.

•	The body frame parts are made of high-tensile steel plates. Using highly rigid high-tensile steel reduces vehicle weight while enhancing rigidity, which was difficult to achieve in the past with conventional processes.

<Environmental Performance>

•	Offers significantly reduced levels of exhaust gas pollutants such as hydrocarbons and nitrogen oxides through the use of a high-efficiency engine and equipment like an oxygen sensor and a linear air-fuel ratio sensor for high-precision control of the air-to-fuel ratio, as well as a catalytic converter positioned directly below the front exhaust manifold. Achieves superior environmental performance with pollutant levels that fall well below amounts permissible under 2000 exhaust gas emission standards. All models are ULEV certified by the Ministry of land, Transport and Infrastructure. The turbocharged engine-equipped model is also the first mass-produced turbocharged cars of its kind to gain ULEV certification.
•	Achieves the low fuel consumption rate of 19.8 km/liter*8 (i-DSI engine, front-engine, front-wheel drive vehicle) through the combination of the i-DSI engine’s highly efficient fuel combustion technology and a lockup mechanism-equipped, four-speed automatic transmission, meeting 2010 fuel efficiency standards. This, along with the vehicle’s ULEV certification, qualify it for Japan’s green tax rebate*[9].
•	The majority of internal and external fittings are made of plastics that offer superior recyclability. The new Life is the first minicar to completely eliminate the use of polyvinyl chloride, a material considered difficult to recycle, in interior fittings. In fact, over 90%*[10] of the materials used in the vehicle are recyclable.
•	The new Life is the first minicar to reduce the use of lead to less than 10% that of 1996 levels.

*[8]	10-15 mode; Ministry of Land, Infrastructure and Transport test values.
*[9]	Excluding 4WD models with turbocharged engines.
*[10]	According to Honda’s proprietary calculation standards.

In addition, the Life Almas, which features a lift-up front-passenger seat, will be available in the F and C*11 models for sale nationwide through Honda’s Primo dealer network starting November 7th.

The front passenger seat of the Life Almas is designed to swivel easily and can be raised and lowered with an electric-powered mechanism, making it easy to assist passengers getting in and out of the vehicle. It also comes standard with a net to secure a wheelchair, and a protective cover*12, enabling wheelchairs to be folded and stowed in the luggage space without folding down the rear seats. Further, a special device that facilitates the loading and unloading of wheelchairs is also available. (Installation performed by Honda Tokuso)

*[11]	Excluding turbocharged models.
*[12]	Excluding models fitted with a wheelchair storage unit attachment as a factory option.

                                      Life Almas F Model

<Almas>

The name Almas was derived from the Spanish word alma, which means spirit, and represents the wholehearted spirit Honda incorporated in the development of its Almas vehicles.

●	Manufacturers Suggested Retail Price for the Life Almas

(excluding consumption tax) Units: thousand yen

: Model appearing in photographs

Model	Engine	Transmission	Price
F	660cc 3-cylinder	4-speed automatic	1,433
C	i-DSI	transmission (Prosmatec)	1,333
* The price of a 4WD model is 120,000 yen higher

m	Exterior Colors (Nine available colors, including two new colors)

New colors: Matcha Crème, Caramel Crème

Existing colors: Brilliant White Pearl14, Ice Blue Metallic, Iris Red Pearl, Nighthawk Black Pearl, Storm Silver Metallic, Satin Silver Metallic, Taffeta White

*	Brilliant White Pearl available for an additional 20,000 yen

m Principal Factory Options	Price
• Wheelchair storage device	+115,000 yen

Publicity materials relating to the Life and Life Almas are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

ref. #A03-044

Honda Introduces New Crash Compatibility Body Frame Structure

That Both Enhances Self Protection and Reduces Aggressivity

September 4, 2003—Honda Motor Co., Ltd. today announced development of a crash compatibility body frame structure that provides greater safety in collisions between vehicles of differing size and weight. The new body design, which builds on Honda’s proprietary “G-Control” (G-CON) collision safety body technology, uses the engine compartment to efficiently disperse and absorb collision energy during a vehicle-to-vehicle collision, thus significantly improving self protection while also reducing aggressivity toward other vehicles.

Honda will first use the new body design technology on the all-new Life mini-car, which is scheduled for release September 5th. In the future, during full model changeovers vehicles built on new platforms will be equipped with the new crash compatibility body design.

Honda’s new crash compatibility body employs a front-end frame structure that reduces the potential concentrated force of an impact by dispersing and absorbing crash energy over a larger area — and does not easily become misaligned laterally or vertically with the frame of the other vehicle involved in the crash. The new Honda Life is equipped with a highly efficient energy-absorbing main frame, a bulkhead (upper frame) that absorbs the upper part of the collision energy, and a lower member that helps prevent misalignment of the frames of the vehicles involved. This prevents lateral and vertical misalignment of the frames and disperses and absorbs the collision energy.

In a frontal crash with up to a two-ton-class passenger vehicle (i.e., Legend/RL), the new Life demonstrates improved collision energy absorption of the engine compartment by approximately 50%, while reducing the load on the passenger compartment by some 30%. This reduces the deformation of the passenger compartment during a crash and enhances occupant protection, even as it reduces aggressivity toward the other vehicle.

Crash test of the new Life and a Honda Legend.	Structure of the new Life’s crash compatibility body.

In 1998, Honda announced the development of its G-CON collision safety body technology that reduces sudden deceleration on vehicle occupants and helps secure cabin space for their survival. In 2000, Honda set its own new targets in the field of safety, moving ahead with independent research on vehicle-to-vehicle collision safety, including conducting crash tests which more precisely simulate real-world accident conditions. As a result, Honda now has taken G-CON technology another important step forward: this new crash compatibility body provides greater safety in collisions between vehicles of differing size, weight and structural design.

Self-protection performance: Reducing injury to vehicle occupants in a crash and ensuring survival space.

Aggressivity toward other vehicles: The one-sided increase in damage inflicted due to excessive concentration of the impact load during a collision between vehicles.

Publicity materials relating to the crash compatibility body are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

The following announcement was released by Honda Europe Motorcycle (Head Office: Rome, Italy, President: Yutaka Negishi), a wholly owned subsidiary of Honda, on September 10, 2003 (at 7:00 p.m. local time in Amsterdam).

<For reference>

ref. # C03-059

Honda Announces 2004 Motorcycle Models for Europe

Amsterdam, The Netherlands, September 10, 2003—Honda Europe Motorcycle today announced its 2004 motorcycle models for the European market. The main features of the major models are outlined as follows:

CBR1000RR

This on-road sports model is equipped with a water-cooled, four-stroke, in-line, four-cylinder 1000cc engine. It features the world’s first electronically controlled steering damper, called HESD*, which provides improved ride comfort in a wide range of riding conditions, including ordinary roads and circuits. Sales will start in the spring of 2004. The projected number of sales is 15,000 units/year.

In HESD, the damper characteristics are automatically controlled by a fuel injector-integrated ECU, and sensors linked to the speedometer that respond to speed and acceleration. The system makes it possible to maintain a light handling feel at lower speeds, while improving stability at higher speeds. The system thus provides handling characteristics suitable to a wide range of riding conditions.

*HESD: Honda Electronic Steering Damper

CBR1000RR (European specification)

CBR125R

This is an on-road sports model equipped with a water-cooled, four-stroke, single-cylinder 125cc engine. Taking advantage of Honda’s global production network, this model will be imported from Thai Honda Mfg. Co., Ltd., a Honda subsidiary in Thailand. Priced at a more affordable level compared with previous models, sales of the model will start in Germany, France and other countries at the beginning of 2004. The projected number of sales is 6,000 units/year.

CG125

This on-road sports model, equipped with an air-cooled, four-stroke, single-cylinder 125cc engine, offers functions appropriate for daily transportation, with a self-starter providing smooth starting. It will be manufactured by Moto Honda da Amazonia LTDA, a Honda subsidiary in Brazil.

Sales will start in the U.K. and other countries in the spring of 2004. The projected number of sales is 2,500 units/year.

CBF250

This on-road sports model is equipped with an air-cooled, four-stroke, single-cylinder 250cc engine. A reduction in weight was achieved by using aluminum rear forks, resulting in a light, sporty-feeling ride. It will be manufactured by Moto Honda da Amazonia LTDA, a Honda subsidiary in Brazil.

Sales will start in Spain and other countries in the spring of 2004. The projected number of sales is 3,000 units/year.

Related publicity information and photographs are available from September 11, 2003 at the following URL:

http://www.honda.co.jp/PR/

Please enter this URL directly into an internet browser (Internet Explorer, etc.)

(This site is intended solely for the use of journalists.)

ref. #M03-034

New Spacy 100 Scooter on Sale

September 12, 2003—Honda Motor Co., Ltd. has announced the release of a new scooter, the Spacy 100, a fully equipped, highly reliable 4-stroke, 100cc model that is easy to ride and provides outstanding transportation convenience. The Spacy 100 goes on sale September 13.

Featuring a quiet, fuel-efficient, air-cooled 4-stroke engine, the Spacy 100 has power characteristics ideal for city driving. With its user-friendly body size, ample seating space for tandem riding, front/rear aluminum wheels that provide enhanced ride stability and a 12-inch front wheel, this new scooter realizes a new dimension of ride comfort and maneuverability. Additional features made available for a reasonable price include an anti-theft system and Honda’s combined brake system (which ensures balanced front and rear braking) for secure braking.

Four standard colors are offered to appeal to the broadest range of customer preferences: Black, Pearl White, Boss Gray Metallic and Pearl Corn Yellow.

Production of the Spacy 100 takes full advantage of Honda’s global network, with research and development conducted in Japan, optimal procurement of parts from various countries in Asia, and assembly at Wuyang-Honda Motors (Guangzhou) Co., Ltd in China under stringent quality control standards.

To date Honda has exported motorcycles from China to Japan (the Today went on sale in August 2002), Africa, Central and Latin America and the Middle and Near East; from Thailand to Europe and Oceania; from India to Europe, Africa and Central and Latin America; and from Brazil to North America, Europe and Central and Latin America. The Spacy 100 represents the second scooter model to be exported from China to Japan.

Leveraging worldwide operating resources optimally and achieving a mutually complementary supply of products within regions, Honda is moving forward with the ‘Made by Global Honda’ policy, responding to diversifying customer demand by manufacturing in the appropriate location for supply to each market.

Spacy 100

● Domestic annual sales target:	17,000 units
● Manufacturer’s Suggested Retail Price:	¥199,000

(Not applicable in Okinawa and certain other regions)

(The manufacturer’s suggested retail price is for reference only. Consumption tax not included)

Main Features of the Spacy 100

●	Quiet, fuel-efficient, air-cooled 4-stroke engine

The new Spacy is equipped with a highly reliable, quiet, lightweight, compact, forced-air-cooled engine. The adoption of an air injection (secondary air supply) system reduces pollutant gases in emissions, and the auto-choke system, well-known for its superior reliability, ensures stable start-up. Power characteristics optimized for low to mid-range engine speeds make for ease of use in the stop –and-start patterns common in city driving.

The Spacy 100 offers 30%* better fuel economy than the former Lead 100.

*Honda in-house measurement.

●	Comfortable styling; a full range of equipment

The Spacy features an impressive visage with a bold, large dual 40W halogen headlight arrangement. The dynamic-look rear-view mirrors and uniquely-designed combination lamps offer superb visibility and sharp, vibrant styling.

The extra-comfortable seats are made of a urethane material covered with granulated leather, and the 730mm seat height is low enough to allow riders to plant their feet firmly on the ground. The Spacy 100 is equipped with a die-cast aluminum carrier that highlights the sportiness of the rear form, as well as handy side grips on the scooter stand. The 22-liter * capacity helmet storage space located under the seat is large enough to accommodate a standard full-face helmet.

*Honda in-house measurement

●	Comprehensive anti-theft system and safety equipment

The anti-theft system utilizes a key cylinder that features centralized control of the main switch, seat opener and handle lock. The key cylinder is also equipped with a shutter-like protective cover. Extra security is achieved through pre-wiring for an optional alarm kit or immobilizer alarm. Safety equipment includes a combined brake system that distributes an appropriate balance of front and rear wheel braking force when only the left (rear wheel) brake lever is used. This enables effective stopping while maintaining vehicle stability.

■	Outline of Wuyang-Honda Motors (Guangzhou) Co., Ltd

Established :	July 1992

Locations :	Guangzhou City, Guandong Province

Capital :	30 million US dollars (approx. 3.57 billion yen)

Capitalization ratio :	Honda Motor Co., Ltd. 50% Guangzhou Motor Group 50%

Area of business:	Manufacture and sales of motorcycles and motorcycle parts and after-sales service

Number of employees:	Approximately 2000

Production capacity :	450,000 units/year

Publicity materials relating to the Spacy 100 are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Specifications

Model Name		Spacy 100

Model Type		Honda • BC—JF13

L x W x H	(m)	1.795×0.680×1.070

Wheelbase	(m)	1.235

Ground Clearance	(m)	0.125

Seat Height	(m)	0.730

Vehicle Weight	(kg)	101

Dry weight	(kg)	94

No. of Riders		2

Turing Radius	(m)	1.9

EngineMmodel/Type		JF13E (forced, air-cooled 4-stroke OHC single-cylinder)

Displacement	(cm3)	102

Bore x Stroke	(mm)	50.0×52.0

Compression Ratio		9.0

Maximum Power	(kW[PS]/rpm)	5.2[7.1]/7,500

Maximum Torque	(N • m[kg • m]/rpm)	7.8[0.8]/5,000

Fuel Consumption	(km/l)	45.0 (60km/h flat track, constant test conditions)

Carburetor Type		VK0AE

Starter		Self-starting (also kick-start)

Ignition		CDI type, battery powered ignition

Fuel Tank Capacity	(l)	6.5

Lubrication		Combination pressure / splash

Clutch		Dry, multi-plate shoe

Gearbox		Continuously variable (V-Matic)

Gear Ratio	1 gear	2.830~0.850

Differential (primary/secondary)		2.500/3.769

Caster angle (degrees) /Trail (mm)		27°00´/75

Tire Size	Front	90/90-12 44J
	Rear	100/90-10 56J

Braking System	Front	Hydraulic disc
	Rear	Mechanical leading/trailing

Suspension	Front	Telescopic
	Rear	Unit-swing type

Frame		Underbone

C03-060

Honda Begins Production of First Small Car “Fit Saloon” in China

Guangzhou, September 16, 2003 — Guangzhou Honda Automobile Co., Ltd., Honda’s automobile production and sales joint venture in China, today held a line-off ceremony to launch production of an all-new small car, the Fit Saloon, for the Chinese market. The Fit Saloon will go on sale nationwide beginning September 28, 2003, at a price of 99,800 yuan for the 5-speed manual transmission model – with a sales target of 16,000 units for this calendar year.

The Fit Saloon is based on the City model that has been produced in Thailand and sold in various countries in Asia (in Japan, it is marketed as the Fit Aria). For China, modifications were made to match local road and usage conditions. In addition to high levels of quality, reliability and safety, the Fit Saloon offers excellent driving performance, outstanding comfort and functionality, and advanced styling. Regarding environmental performance, the Fit Saloon also offers exceptional fuel economy and meets the Euro 3 standard for tail pipe emissions.

The small car market in China is growing as rapidly as the Chinese economy as a whole. The year-to-date sales for the small car market (1.0-1.5 liter) in China at the end of August 2003 exceeded 170,000 units, more than twice the volume (219%) compared to the same period in 2002. Guangzhou Honda has been expanding its sales based on upscale vehicles such as Accord and Odyssey. The company expects to further increase sales in China by entering the small car market with the introduction of the Fit Saloon.

For the first time, parts such as the SRS airbag system and brake system are also being procured locally, helping increase local content for the Fit Saloon to approximately 80%. Together, the scale of economy and high local content ratio contribute to the ability to achieve a lower price for the Fit Saloon.

Beginning operations in March 1999 with production of the Accord, Guangzhou Honda added Odyssey production in April 2002. To accommodate production of this third model, the annual production capacity of Guangzhou Honda will be doubled from the current 120,000 units to 240,000 units by spring 2004.

Guangzhou Honda produced approximately 59,000 units in 2002, and cumulative production and sales through August 2003 exceeded 220,000 units (since production began in March 1999). For 2003, production is expected to increase to 117,000 units.

Guangzhou Honda plans to expand the size of its dealer network from the current 160 dealers to 200 dealers by the end of 2003. It was the first sales and service dealer network to be established by an automaker in China – and integrates sales, service, service parts supply and customer feedback.

Line-off ceremony for the Fit Saloon

Outline of the Fit Saloon

Price
99,800 yuan	5-speed manual transmission (September 28, 2003 launch)
109,800 yuan	Continuously variable transmission (November, 2003 scheduled launch)

Main Features

•	1.3 liter 4 cylinder i-DSI engine
•	SRS airbag systems for driver and front-seat passenger
•	ABS (4-wheel anti-lock brake system) with EBD (electronic brake force distribution system)
•	3-point ELR seatbelt pretensioner
•	Front and rear power window
•	Power center door lock
•	Air conditioner
•	CD player with AM/FM tuner
•	Immobilizer system
•	Keyless entry system

Guangzhou Honda Automobile Co., Ltd.

Established:	July 1998
Capital Investment:	Approx. 1.15 billion yuan
Capitalization Ratio:	Honda Motor Co., Ltd.: 50%
Guangzhou Auto Group Corp.: 50%
Location:	Guangzhou City, China
Representative:	President, Koji Kadowaki
Employment:	Approximately 3,350 associates
Start of Production:	March 1999
Products:	Accord 2.0L, 2.4L, 3.0L V6
Odyssey
Fit Saloon
Annual Capacity:	120,000 units
* To be expanded to 240,000 units by spring 2004.

September 17, 2003

PRESS RELEASE

HONDA FOUNDATION WILL CONFER

THE HONDA PRIZE FOR THE YEAR 2003 ON

DR. KEN-ICHI MORI, PH.D., ADVISER TO THE BOARD OF TOSHIBA TEC CORPORATION, JAPAN

Honda Foundation (Hiromori Kawashima, President) has decided to confer the Honda Prize for the year 2003 on Dr. Ken-ichi Mori (65), Ph.D., Adviser to the Board of TOSHIBA TEC CORPORATION, Japan. Dr. Mori will be the 24th recipient of the Honda Prize and forth Japanese to receive the prize.

Dr. Mori studied thoroughly the Japanese grammar and used an engineering approach to “the conversion of kana into kanji” in his efforts to develop a Japanese typewriter, and succeeded in developing the first Japanese word processor. (Translator’s note: “Kana” is so-to-speak the Japanese alphabet and “kanji” is a set of characters developed and used in China and imported into the Japanese language.) This technology not only became the prototype of later Japanese word processors, but also produced decisive impacts as an environment for the use of the Japanese language in the IT revolution. This success in the development of the Japanese word processor was a distant event related with the direct motive for developing the method of processing by computer of not only the Chinese language and other languages of the cultural sphere based on the Chinese characters but also characters other than the alphabet. This technology was applied to many languages of the Asian countries and thus became the model of the development of word processing systems of their countries. And thus this established the methodology of processing languages by computer and became the premise of the current “worldwide common means of communication” through the Internet.

These activities of Dr. Mori meet the concept of “a true technology developed in harmony with the entire environment surrounding the human activities = eco-technology” advocated by Honda Foundation. Dr. Mori will be the 24th recipient of the Honda Prize, and will be awarded a supplementary prize of Ten Million Japanese Yens (¥10,000,000).

The awarding ceremony will take place on November 17 (Monday) at Hotel Okura in Tokyo.

The term eco-technology results from the combination of ecology and technology. It is a new technological concept that seeks harmony with the environment surrounding all human activities. This differs from the conventional concept of technology as a means to pursue efficiency and profit.

C03-066

Honda Begins Production of Automatic Transmissions

at New Plant in Indonesia

Jakarta, September 25, 2003 — P.T. Honda Precision Parts Manufacturing, Honda’s parts production subsidiary in Indonesia, held an inauguration ceremony today at its new plant, marking the start of production of automatic transmissions and engine valves for automobiles. The new plant represents a capital investment of approximately US$64 million and employs approximately 1,000 associates.

The automatic transmissions produced at P.T. Honda Precision Parts Manufacturing will be mated to the 2-liter-class 4-cylinder engine to be equipped in models such as the Accord and CR-V. The new plant is expected to achieve an annual production capacity of 250,000 automatic transmissions and 550,000 engine valve sets in 2004. The automatic transmissions and engine valves manufactured at the new plant will be supplied to Honda’s automobile plants within the ASEAN region as well as exported to Honda plants in other regions including Europe.

Automatic transmissions are one of the most sophisticated components of an automobile and require advanced machining technologies. Honda has become the first major automaker in the ASEAN region to produce automatic transmissions from start to finish. Production processes include casting, forging, machining and assembly. Honda began motorcycle production in Indonesia in 1971, and has been producing motorcycle transmissions including gears and other parts. Based on this technological expertise, experience and know-how, Honda has now been able to achieve local production of automatic transmissions for automobiles in the region.

Under the concept of “Made by Global Honda,” Honda has been working to establish a highly efficient and flexible global network for production and parts procurement, making the best use of the competitive strength of its production facilities located in different regions in the world. By expanding production of powertrain components in Indonesia, Honda is improving the local content ratio of its vehicles within the ASEAN region. Further, by capitalizing on its highly competitive production facilities in Asia, which produce low cost, high quality components, Honda will meet the needs of expanding automobile production while further enhancing its global competitiveness.

In February 2003, P.T Honda Prospect Motor, a Honda automobile manufacturing and sales joint venture, began operation of a new automobile plant in Karawang, in the suburbs of Jakarta. In late May 2003, the transfer of automobile production from the previous plant to the new plant was completed. The total amount invested in construction for the new plant was approximately US$70 million with production for the first year forecasted at approximately 20,000 units. Annual production capacity is targeted to reach 40,000 units in 2004. The current number of associates is approximately 2,000, responsible for assembly of three models — the Civic, CR-V and Stream.

Outline of P.T. Honda Precision Parts Manufacturing

Established:	July 2002
Location:	Bukit Indah Industrial Park, Suburbs of Jakarta
Representative:	Fumio Kusunoki
Employment:	Approx. 1,000 associates (in 2004)
Capital Investment:	US$64 million
Capitalization Ratio:	Honda Motor Co., Ltd. 100%
Start of Production:	September 2003
Products:	Automatic transmissions and engine valves for automobiles (casting, forging, machining and assembly)
Production Capacity:	250,000 automatic transmissions (in 2004) 550,000 sets of engine valves (in 2004)

Outline of P.T. Honda Prospect Motor

Established:	February 1999
Location:	Karawang, approx. 70km southeastward from central Jakarta
Representative:	Hadi Budiman
Employment:	Approx. 2,000 associates
Capital Investment:	US$70 million
Capitalization Ratio:	Honda Motor Co., Ltd. 51% P.T. Prospect Motor 49%
Start of Production:	February 2003 (new plant)
Products:	Civic, CR-V, Stream
Production Capacity:	Approx. 40,000 units/two shifts

Ref.#C03-067

Honda Overseas Production Up 1.9% In August

September 25, 2003 — Honda Motor Co., Ltd., announced today that overseas production increased 1.9% in August over the same month in 2002, the 32nd consecutive month of growth in that category.

Although global production was down by 10.5% for the month, it is up 1.7% compared to the first eight months of 2002. Overseas production for the same period was up 18.4% over the previous year, led by a 12.3% increase in the United States and a 64.8% increase in Asia.

Domestic sales were down 14.9% in August, but the Fit was again the best-selling vehicle in Japan, totaling 11,140 units. Honda’s Step-WGN (6,506 units) and Life mini-vehicle (7,703 units) were the other best-sellers for the month.

Exports in August were down 2.0%, primarily because of decreased shipments to North America and Asia.

PRODUCTION, SALES, EXPORTS (August 2003)

PRODUCTION

	August		Annual Total-2003
	Units	Vs.8/02	Units	Vs.2002
Domestic (CBU+CKD)	73,659	-26.7%	754,234	-16.8%
Overseas (CBU only)	132,964	+1.9%	1,195,199	+18.4%
Worldwide Total *	206,623	-10.5%	1,949,433	+1.7%

* excludes overseas CKD

REGIONAL PRODUCTION

	August		Annual Total-2003
	Units	Vs.8/02	Units	Vs.2002
North America	95,528	-4.8%	836,542	+10.1%
(USA only)	68,659	-0.6%	575,429	+12.3%
Europe	9,955	-11.8%	121,146	+8.7%
Asia	23,182	+46.2%	195,736	+64.8%
Others	4,299	+42.4%	41,775	+118.3%
Regional Total	132,964	+1.9%	1,195,199	+18.4%

SALES

Vehicle type	August		Annual Total-2003
	Units	Vs.8/02	Units	Vs.2002
Passenger Cars & Light Trucks	31,766	-22.5%	328,738	-18.7%
(Imports)	(1,353)	+124.8%	(15,028)	+132.6%
Mini Vehicles	17,051	+4.1%	152,778	-21.0%
Honda Brand TTL	48,817	-14.9%	481,516	-19.5%

EXPORTS

	August		Annual Total-2003
	Units	Vs.8/02	Units	Vs.2002
North America	21,072	-10.6%	165,976	-13.6%
(USA only)	19,918	-11.3%	147,215	-13.4%
Europe	6,749	+19.2%	81,406	+63.6%
Asia	1,621	-42.4%	13,705	-42.2%
Others	5,626	+50.6%	48,598	+20.4%
Total	35,068	-2.0%	309,685	+1.2%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

(English Translation)

Notice concerning date for determination of stockholders

entitled to receive interim dividend

It is hereby notified that the forthcoming September 30, 2003 will be the date for determination of stockholders entitled to receive interim dividend as set forth in article 33 of the Articles of Incorporation of the Company.

September 12, 2003

Honda Motor Co., Ltd.

No. 1-1, 2-chome

Minami-Aoyama

Minato-Ku

Tokyo

Transfer agent and place of business:

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku,

Tokyo 105-8574, Japan

Forwarding offices:

All branch offices of throughout Japan of the Chuo Mitsui Trust and Banking Co., Ltd. and the principal office and all branch and liaison offices of Nihon Shoken Daiko Kabushiki Kaisha.

Consolidated Financial Summary (Unaudited)

Financial Highlights

Honda Motor Co., Ltd. and Subsidiaries

For the three months ended June 30, 2002 and 2003

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Net sales and other operating revenue	¥1,936,836	¥2,008,228	$16,763
Operating income	170,823	150,183	1,254
Income before income taxes	163,704	147,995	1,235
Net income	107,598	101,819	850

	Yen		U.S. dollars
Basic net income per
Common share	¥110.42	¥106.02	$0.88
American depositary share	55.21	53.01	0.44

Explanatory note: The number of treasury stock has been excluded from the calculation for basic net income per common share.

	Thousands of units
Unit Sales Breakdown	2002		2003
MOTORCYCLES
Japan	94	(94)	94	(94)
North America	119	(59)	99	(65)
Europe	98	(96)	101	(99)
Others	1,516	(1,511)	1,707	(1,705)

Total	1,827	(1,760)	2,001	(1,963)

* Numbers in parentheses represent unit sales of motorcycles.

AUTOMOBILES
Japan	213		153
North America	367		397
Europe	46		56
Others	68		102

Total	694		708

POWER PRODUCTS
Japan	128		110
North America	517		634
Europe	267		244
Others	209		229

Total	1,121		1,217

	Millions of yen
Net Sales Breakdown	2002		2003
MOTORCYCLE BUSINESS
Japan	¥25,533	(10.1%)	¥23,684	(9.8%)
North America	74,613	(29.6)	59,294	(24.5)
Europe	56,420	(22.4)	62,280	(25.8)
Others	95,299	(37.9)	96,296	(39.9)

Total	¥251,865	(100.0%)	¥241,554	(100.0%)

AUTOMOBILE BUSINESS
Japan	¥376,919	(24.3%)	¥294,184	(18.1%)
North America	955,200	(61.6)	1,033,041	(63.7)
Europe	93,375	(6.0)	126,298	(7.8)
Others	125,917	(8.1)	167,478	(10.4)

Total	¥1,551,411	(100.0%)	¥1,621,001	(100.0%)

FINANCIAL SERVICES
Japan	¥6,425	(11.1%)	¥5,359	(8.5%)
North America	50,386	(86.8)	56,094	(88.6)
Europe	1,199	(2.1)	1,737	(2.7)
Others	—	(—)	151	(0.2)

Total	¥58,010	(100.0%)	¥63,341	(100.0%)

POWER PRODUCT & OTHER BUSINESSES
Japan	¥25,343	(33.5%)	¥28,069	(34.1%)
North America	28,883	(38.2)	28,349	(34.4)
Europe	13,501	(17.9)	15,029	(18.3)
Others	7,823	(10.4)	10,885	(13.2)

Total	¥75,550	(100.0%)	¥82,332	(100.0%)

TOTAL
Japan	¥434,220	(22.4%)	¥351,296	(17.5%)
North America	1,109,082	(57.3)	1,176,778	(58.6)
Europe	164,495	(8.5)	205,344	(10.2)
Others	229,039	(11.8)	274,810	(13.7)

Total	¥1,936,836	(100.0%)	¥2,008,228	(100.0%)

Explanatory notes:	1. The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.
2. Net sales of power product & other businesses includes revenue from sales of power products and related parts, leisure businesses and trading.

To Our Shareholders

■	Performance Highlights (First Quarter Results)

Honda’s consolidated net income for the fiscal first quarter ended June 30, 2003 totaled ¥101.8 billion ($850 million), a decrease of 5.4% from the same period in 2002. Basic net income per common share for the quarter amounted to ¥106.02 ($0.88), compared to ¥110.42 for the same period in 2002. Two of Honda’s American Depositary Shares represent one common share.

Unit sales in all Honda’s business categories, namely motorcycles, automobiles and power products, increased for the quarter, and consolidated net sales and other operating revenue (herein referred to as “revenue”) totaled a record high, ¥2,008.2 billion ($16,763 million), an increase of 3.7% over the corresponding period in 2002.

Revenue included currency translation effects, which had a negative impact on foreign currency denominated revenue from Honda’s overseas subsidiaries translated into yen. Honda estimates that had the exchange rate of the yen remained unchanged from the same period in 2002, revenue for the quarter would have increased approximately 8.2%.

Consolidated operating income for the first quarter totaled ¥150.1 billion ($1,254 million), a decrease of 12.1% compared to the same period in 2002. This decrease in operating income was primarily due to the appreciation of the yen and an increase in selling, general and administrative (SG&A) expenses, which offset increased revenue, Honda’s ongoing cost reduction efforts and a decrease of research and development (R&D) expenses.

Consolidated income before income taxes for the quarter totaled ¥147.9 billion ($1,235 million), a decrease of 9.6% from the same period in 2002.

■	Review of Operations

With respect to Honda’s sales in the fiscal first quarter by business category, motorcycle unit sales increased 9.5%, to 2,001,000 units, due mainly to strong sales in Asian countries. However, revenue decreased 4.1%, to ¥241.5 billion ($2,016 million), due to the appreciation of the yen against the U.S. dollar, which had negative currency translation effects.

Honda’s unit sales of automobiles increased 2.0%, to 708,000 units, due primarily to favorable sales in North America, Europe and Asian countries, which offset declined unit sales in Japan. As a result, revenue increased 4.5%, to ¥1,621.0 billion ($13,531 million), during the quarter.

Revenue from financial services increased 7.7%, to ¥63.9 billion, due mainly to higher revenue from favorable automobile sales in North America.

Unit sales of power products totaled 1,217,000 units, an increase of 8.6% compared to the corresponding period in 2002. Favorable sales of Honda’s general-purpose engines in North America contributed to this increase. Revenue from power product and other businesses increased 8.8%, to ¥85.7 billion ($716 million).

September 2003

Takeo Fukui

President and Chief Executive Officer

News Briefs

North America

■	Acura Concept TL Debuts at New York International Auto Show—Production Model to Feature the Latest in High Tech

Debuted at the 2003 New York International Auto Show, the Acura Concept TL performance luxury sedan features sleek, performance-oriented exterior styling indicative of the design of the next-generation TL production model.

The Concept TL was designed to evoke the image of the “ultimate athlete,” a combination of power, speed and agility that delivers world-class performance.

The Concept TL is several inches shorter than the current production model for a tighter, sportier look. The stance is muscular and aggressive with pronounced fender flares and large, 4-piston Brembo brakes accenting the flangeless 19-inch alloy wheels and low-profile, high-performance tires.

The muscular body slopes forward in a pronounced wedge shape. On each side, a deep character line runs from a side marker on the front quarter panel to another in the rear. The sleek cabin features flush-mounted windshield glass, which improves aerodynamics while adding to the car’s sophisticated demeanor. Compact side-view cameras further enhance aerodynamics while providing superior visibility. Every detail, from the brushed aluminum Acura logo on the grille to the LED illuminated taillights, is designed to evoke a feeling of precision craftsmanship and athleticism.

A long, sleek hood accented with pronounced character lines culminates in an aggressive front-end, boasting large air intakes and an angular headlight assembly containing Xenon High Intensity Discharge headlights. Brushed aluminum accents, utilized on the signature five-sided Acura grille and throughout the car, add a high-tech contrast to the metallic silver exterior. Instead of windshield wipers, the Concept TL is designed to use a series of jet nozzles, located in the cowl area, to shoot high-pressure air onto the windshield to keep it free from rain or snow during inclement weather.

In the rear, the Concept TL utilizes a short trunk lid with a pronounced lip and a V-shaped break below the trunk to express the car’s aggressive nature. Dual exhaust pipes help to accent the car’s muscular style.

In addition to providing a glimpse of the design that will be applied to the 2004 model TL when it goes on sale this fall, Acura announced that it will be also be fitted with some of the latest high tech available, including the world’s first automotive application of multichannel DVD Audio 5.1, Bluetooth® wireless telephone connectivity and XM® Satellite Radio.

Acura Concept TL

Japan

■	Honda Announces a Full Model Change for the Inspire

Honda Motor Co., Ltd., announced a full model change for the Inspire, integrating its Saber and Inspire sedans to create a luxury passenger car that combines refined styling with a sporty ride. Loaded with intelligent technology and other equipment sure to boost its appeal, the fully remodeled Inspire made its debut June 19 at Honda dealerships across Japan, priced on par with its predecessor at ¥2.7 million to ¥3.5 million.

Offering enhancements in the three key areas of sedan performance—driving, turning and stopping—the fourth-generation Inspire was developed around the concept of a “New Intelligent Tourer,” employing Honda’s unique, cutting-edge technologies to provide optimum driving pleasure as well as ensure a ride of unparalleled comfort and quality.

The all-new Inspire features the world’s first Collision Mitigation Brake System*1 (CMS) and Honda’s E-Pretensioner*1, two technologies on the forefront of pre-crash safety that help prevent collisions through risk assessment and driver warning functions, and mitigate the impact on occupants and vehicle damage in the event a collision occurs.

The Inspire’s new 3.0-liter V6 i-VTEC engine features Honda’s newly developed Variable Cylinder Management System, which idles three cylinders during cruising to achieve a combination of ample power and fuel economy of 11.6 km/liter*2, on par with that of a 2.4-liter in-line 4-cylinder engine*3. The environment-friendly Inspire meets both Japan’s Ministry of Land, Infrastructure and Transportation requirements for Ultra-Low Emissions and 2010 fuel economy standards, making it the only 3.0-liter class sedan to offer a level of environmental performance to qualify for the Japanese government’s Green Tax incentives.

The Inspire employs a specialized suspension system and a highly rigid, lightweight body to provide superior passenger comfort and ride quality. An interior design that blends fine quality with the latest advancements, coupled with a variety of amenities to support comfortable long-distance travel, create a space in which occupants can enjoy their ride in any setting, from highway to city driving.

*[1]	Standard on the Avanzare
*[2]	Fuel consumption when driven in 10-15 mode (Ministry of Land, Infrastructure and Transportation test value)
*[3]	Compared to an Accord sedan 2.4-liter engine, which achieves fuel consumption of 12.0 km/liter when driven in 10-15 mode

Inspire

Other

■	Honda Breaks Ground for New Auto Plant in China—Event Signals Full-Scale Preparation for Export-Focused Plant

Honda held a groundbreaking ceremony for a new passenger car plant in China, with production to begin in the latter half of 2004 dedicated exclusively for export. The new joint venture company, Honda Automobile (China) Co., Ltd., conducted the event within the Export Processing Zone in the Guangzhou Economic & Technological Development District, where the plant will be built.

Since Guangzhou Auto Group Corp., Dongfeng Motor Corp. and Honda signed a joint venture agreement for the plant in July 2002, the partners have been finalizing the project details. As the Chinese government has approved the finalized business plan, the project is accelerating preparations to begin operations in the latter half of 2004. The production volume of the new plant is initially planned at 50,000 units per year, focused on production of small 1.0- to 1.5-liter passenger cars exclusively for export to overseas markets, primarily Europe and Asia.

Honda aims to improve its cost competitiveness through the new plant by taking advantage of the production expertise and parts procurement network developed by the existing production bases of Guangzhou Honda Automobile Co., Ltd., and Dongfeng Honda Engine Co., Ltd. Honda also expects to improve cost competitiveness by achieving economies of scale via increased production volume, as Guangzhou Honda Automobile plans to produce the same model for the Chinese market. Guangzhou Honda Automobile will supply large stamped parts and large plastic parts, including bumpers, to the new plant, while Dongfeng Honda Engine will supply engines and transmissions. The new plant will also utilize the parts procurement network developed by Guangzhou Honda Automobile and Dongfeng Honda Engine for the supply of other components.

Outline of Honda Automobile (China) Co., Ltd.

Production models:	1.0- to 1.5-liter small passenger cars
Production volume:	50,000 units per year
Manufacturing processes:	Welding, painting, body assembly and vehicle inspection, etc.
Export markets:	Europe and Asia
(Entire production volume for export)
Total investment:	1,032,150,000 yuan
Capital:	680,000,000 yuan
Capitalization ratio:	Honda Motor Co., Ltd. 65%
Guangzhou Auto Group Corp. 25%
Dongfeng Motor Corp. 10%
Location:	Export Processing Zone,
Guangzhou Economic & Technological
Development District
Production start-up:	Latter half of 2004

Consolidated Balance Sheets

Honda Motor Co., Ltd. and Subsidiaries

June 30, 2002, and March 31 and June 30, 2003

	Millions of yen
Assets	June 30, 2002 (Unaudited)	March 31, 2003 (Audited)	June 30, 2003 (Unaudited)

Current assets:
Cash and cash equivalents	¥492,547	¥547,404	¥578,991
Trade accounts and notes receivables	366,924	444,498	380,891
Finance subsidiaries—receivables, net	903,205	1,097,541	1,114,177
Inventories	638,409	751,980	775,977
Deferred income taxes	177,005	202,376	212,537
Other current assets	209,485	248,561	255,641

Total current assets	2,787,575	3,292,360	3,318,214

Finance subsidiaries—receivables, net	1,815,320	2,230,020	2,377,177
Investments and advances	397,207	412,971	453,376
Property, plant and equipment, at cost:
Land	329,395	342,991	348,858
Buildings	908,063	942,747	955,703
Machinery and equipment	2,006,414	2,023,724	2,039,632
Construction in progress	86,848	72,112	85,312

	3,330,720	3,381,574	3,429,505
Less accumulated depreciation	1,968,713	1,987,231	2,019,359

Net property, plant and equipment	1,362,007	1,394,343	1,410,146

Other assets	248,785	351,597	351,758

Total assets	¥6,610,894	¥7,681,291	¥7,910,671

Liabilities and Stockholders’ Equity

Current liabilities:
Short-term debt	¥887,540	¥877,954	¥891,795
Current portion of long-term debt	207,696	304,342	364,525
Trade payables	772,565	830,671	757,514
Accrued expenses	637,092	777,492	762,206
Income taxes payable	50,664	64,179	50,689
Other current liabilities	192,043	267,752	317,763

Total current liabilities	2,747,600	3,122,390	3,144,492

Long-term debt	801,824	1,140,182	1,233,122
Other liabilities	536,935	788,999	798,561

Total liabilities	¥4,086,359	¥5,051,571	¥5,176,175

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,529	172,529
Legal reserves	29,012	29,391	32,335
Retained earnings	2,858,539	3,161,664	3,245,153
Adjustments from foreign currency translation	(443,332)	(469,472)	(451,824)
Net unrealized gains on marketable equity securities	9,613	14,820	22,136
Minimum pension liabilities adjustment	(187,824)	(308,513)	(308,513)
Accumulated other comprehensive income (loss)	(621,543)	(763,165)	(738,201)
Treasury stock	(69)	(56,766)	(63,387)

Total stockholders’ equity	¥2,524,535	¥2,629,720	¥2,734,496

Total liabilities and stockholders’ equity	¥6,610,894	¥7,681,291	¥7,910,671

Consolidated Statements of Income and Retained Earnings (Unaudited)

Honda Motor Co., Ltd. and Subsidiaries

For the three months ended June 30, 2002 and 2003

	Millions of yen
	Three months ended June 30, 2002	Three months ended June 30, 2003

Net sales and other operating revenue	¥1,936,836	¥2,008,228
Operating costs and expenses:
Cost of sales	1,318,856	1,388,450
Selling, general and administrative	339,134	366,851
Research and development	108,023	102,744

Operating income	170,823	150,183
Other income:
Interest	2,366	1,904
Other	16,036	12,869
Other expenses:
Interest	4,320	3,369
Other	21,201	13,592

Income before income taxes	163,704	147,995
Income taxes	67,919	58,922

Income before equity in income of affiliates	95,785	89,073
Equity in income of affiliates	11,813	12,746

Net income	107,598	101,819
Retained earnings:
Balance at beginning of period	2,765,600	3,161,664
Cash dividends paid	(14,616)	(15,386)
Transfer to legal reserves	(43)	(2,944)

Balance at end of period	¥2,858,539	¥3,245,153

	Yen
Basic net income per
Common share	¥110.42	¥106.02
American depositary share	55.21	53.01

Explanatory note: The number of treasury stock has been excluded from the calculation for basic net income per common share.

Segment Information (Unaudited)

Business Segment Information

For the three months ended June 30, 2003

	Millions of yen
	Motorcycle Business	Automobile Business	Financial Services	Power Product and Other Businesses	Total	Corporate Assets and Eliminations	Consolidated

Net sales and other operating revenue:
Sales to unaffiliated customers	¥241,554	¥1,621,001	¥63,341	¥82,332	¥2,008,228	¥—	¥2,008,228
Intersegment sales	0	0	617	3,417	4,034	(4,034)	—

Total	¥241,554	¥1,621,001	¥63,958	¥85,749	¥2,012,262	¥(4,034)	¥2,008,228
Cost of sales, SG&A and R&D expenses	235,695	1,498,382	43,401	84,601	1,862,079	(4,034)	1,858,045

Operating income	¥5,859	¥122,619	¥20,557	¥1,148	¥150,183	¥0	¥150,183

For the three months ended June 30, 2002

Net sales and other operating revenue:
Sales to unaffiliated customers	¥251,865	¥1,551,411	¥58,010	¥75,550	¥1,936,836	¥—	¥1,936,836
Intersegment sales	0	0	1,392	3,287	4,679	(4,679)	—

Total	¥251,865	¥1,551,411	¥59,402	¥78,837	¥1,941,515	¥(4,679)	¥1,936,836
Cost of sales, SG&A and R&D expenses	239,341	1,414,467	42,279	74,605	1,770,692	(4,679)	1,766,013

Operating income	¥12,524	¥136,944	¥17,123	¥4,232	¥170,823	¥0	¥170,823

Explanatory notes:

1.	Segmentation of business:

Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment:

Business	Sales	Principal Products

Motorcycle	Motorcycles, all-terrain vehicles (ATVs), personal water craft and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, all-terrain vehicles (ATVs), personal water craft
Automobile	Automobiles and relevant parts	Compact cars, sub-compact cars, mini-vehicles
Financial Services	Financial and insurance services
Power Product & Other	Power products and relevant parts, and others	Power tillers, generators, general purpose engines, lawn mowers

Geographical Segment Information

For the three months ended June 30, 2003

	Millions of yen
	Japan	North America	Europe	Others	Total	Corporate Assets and Eliminations	Consolidated

Net sales and other operating revenue:
Sales to unaffiliated customers	¥411,863	¥1,179,328	¥202,828	¥214,209	¥2,008,228	¥—	¥2,008,228
Transfers between geographical segments	531,959	32,323	48,562	13,032	625,876	(625,876)	—

Total	¥943,822	¥1,211,651	¥251,390	¥227,241	¥2,634,104	¥(625,876)	¥2,008,228
Cost of sales, SG&A and R&D expenses	905,975	1,112,728	245,568	211,560	2,475,831	(617,786)	1,858,045

Operating income (loss)	¥37,847	¥98,923	¥5,822	¥15,681	¥158,273	¥(8,090)	¥150,183

For the three months ended June 30, 2002

Net sales and other operating revenue:
Sales to unaffiliated customers	¥490,042	¥1,112,105	¥164,116	¥170,573	¥1,936,836	¥—	¥1,936,836
Transfers between geographical segments	461,738	36,101	26,665	4,249	528,753	(528,753)	—

Total	¥951,780	¥1,148,206	¥190,781	¥174,822	¥2,465,589	¥(528,753)	¥1,936,836
Cost of sales, SG&A and R&D expenses	908,720	1,036,933	193,789	159,909	2,299,351	(533,338)	1,766,013

Operating income (loss)	¥43,060	¥111,273	¥(3,008)	¥14,913	¥166,238	¥4,585	¥170,823

Explanatory note: Geographical segmentation is based on the location where sales originated.

Overseas Sales

For the three months ended June 30, 2003

	Millions of yen
	North America	Europe	Others	Total

Overseas sales	¥1,176,778	¥205,344	¥274,810	¥1,656,932
Consolidated sales				¥2,008,228
Overseas sales ratio to consolidated sales	58.6%	10.2%	13.7%	82.5%

For the three months ended June 30, 2002

Overseas sales	¥1,109,082	¥164,495	¥229,039	¥1,502,616
Consolidated sales				¥1,936,836
Overseas sales ratio to consolidated sales	57.3%	8.5%	11.8%	77.6%

Explanatory Notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States, since the Company has issued American Depositary Receipts (ADRs) listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission, except all segment information which is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal first quarter ended June 30, 2003 were ¥118.50=U.S.$1 and ¥134.66= €1. The average exchange rates for the corresponding period last year were ¥127.04=U.S.$1 and ¥116.57= €1.

3.	U.S.dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥119.80=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo Foreign Exchange Market on June 30, 2003.

4.	The Company’s common stock-to-ADR exchange rate has been changed from two shares of common stock to one ADR to one share of common stock to two ADRs, effective January 10, 2002.

5.	The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income.” The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

For the three months ended June 30

	Millions of yen
	2002	2003

Net income	¥107,598	¥101,819
Other comprehensive income (loss)	(142,368)	24,964

Comprehensive income (loss)	¥(34,770)	¥126,783

6.	Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the fiscal first quarter ended June 30, 2003.

7.	The number of treasury stock has been excluded from the calculation for basic net income per common share.

Investor Information

Transfer Agent for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku,

Tokyo 105-8574, Japan

Depositary and Transfer Agent for American Depositary Receipts

JPMorgan Chase Bank

270 Park Avenue,

New York, NY 10017-2070, U.S.A.

Stock Exchange Listings in Japan

Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Stock Exchange Listings Overseas

New York, London, Euronext Paris and Swiss

stock exchanges

Total Shares of Common Stock Issued and Outstanding

974,414,215 (as of June 30, 2003)

Honda Motor Co., Ltd.

1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556, Japan

Phone: (03) 3423-1111

URL: http://world.honda.com/

Honda North America, Inc.

New York Office

540 Madison Avenue, 32nd Floor,

New York, NY 10022, U.S.A.

Phone: (212) 355-9191

Honda Motor Europe Limited

470 London Road,

Slough, Berkshire SL3 8QY, U.K.

Phone: (01753) 590-590